Exhibit 4.85

Summary of the Private Instrument of Third Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 19, 2021, in connection with Fazenda Araucária.

Parties: Imobiliária Araucária Ltda., as Seller; Procópio & Oliveira Ltda. - ME, as Buyer; Marco Antônio de Oliveira, as Guarantor; and Brasilagro Companhia Brasileira de Propriedades Agrícolas as intervening-consenting party.

Purpose: Amend the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on May 22, 2017, and amended on June 8, 2017 and June 26, 2020, in connection with the sale of 1,360 arable hectares, originated from Fazenda Araucária, in order to formalize the payment of the balance of the purchase price in the amount of R$5,374,203.52.